UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Hardinge Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

412324303

(CUSIP Number)

Privet Fund LP

Attn: Ryan Levenson

79 West Paces Ferry Road, Suite 200B

Atlanta, GA 30305

With a copy to:

Rick Miller

Bryan Cave LLP

1201 W. Peachtree St., 14th Floor

Atlanta, GA 30309

Tel: (404) 572-6600

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 412324303	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,315,090
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,315,090

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,315,090
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 412324303	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,372,188
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,372,188

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,372,188
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 412324303	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,632
	8	SHARED VOTING POWER 1,373,820
	9	SOLE DISPOSITIVE POWER 1,632
	10	SHARED DISPOSITIVE POWER 1,373,820

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,373,820
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 412324303	Page 5 of 7 Pages

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on December 3, 2014, as amended on March 3, 2015, October 16, 2015, August 17, 2016, and August 11, 2017 (the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Hardinge Inc., a New York corporation (the “Company” or “Issuer”). Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D. The Reporting Persons hereby amend and supplement the Schedule 13D as follows.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety to read as follows:

The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b) as a result of entering into a Joint Filing Agreement as previously described and filed as an exhibit to the Schedule 13D. If the Reporting Persons are deemed to have formed a group, the Reporting Persons could be deemed to beneficially own the shares collectively held by the group, which would be an aggregate 1,373,820 shares or 10.6% of the Common Stock of the Company; however, each of the Reporting Persons disclaims beneficial ownership of the shares held by other members of the group except as expressly set forth herein.

The aggregate purchase price of the 1,373,820 shares of Common Stock beneficially owned by the Reporting Persons is approximately $15,992,083.97, not including brokerage commissions, which was funded with partnership funds of Privet Fund LP and with assets under separately managed accounts with Privet Fund Management LLC. Privet Fund LP effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies. In connection with Mr. Levenson’s role as a member of the board of directors of the Company, Mr. Levenson received as stock awards 1,632 of the 1,373,820 shares of Common Stock beneficially owned by the Reporting Persons.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

SCHEDULE 13D

CUSIP No. 412324303	Page 6 of 7 Pages

On October 31, 2017, Ryan Levenson, Managing Member of Privet Fund Management LLC (“Privet Management”), advised representatives of the Corporation that Privet Management and certain of its affiliates (including the Reporting Persons) are evaluating sponsoring a negotiated “going private transaction” to acquire 100% of the Common Stock not already owned by the Reporting Persons. Mr. Levenson noted that Privet Management was basing its evaluation on a price of $17.25 per share in cash, which represents an 18% premium to the volume weighted average price of the Common Stock of $14.60 for the period commencing with the Corporation’s earnings announcements on August 3, 2017 and ending on October 31, 2017. In order to complete its evaluation, Privet Management requested that the Corporation allow Privet Management, its financial advisor and potential financing sources (collectively the “Privet Parties”) access to the Corporation’s confidential business information.

On November 1, 2017, the Corporation advised Mr. Levenson that a special committee of the Corporation’s Board of Directors comprised of independent members of the Board not affiliated with Privet Management (the “Special Committee”) had consented to providing to the Privet Parties confidential information relating to the Corporation.

Any potential transaction sponsored by Privet Management would be subject to approval by the Special Committee. No assurances can be given that the terms and conditions of any such transaction will be agreed upon by the Special Committee and Privet Management, that definitive documentation relating to any such transaction will be executed, or that a transaction will be consummated in accordance with that documentation, if at all. This Schedule 13D is not an offer to purchase or a solicitation of an offer to sell any securities. Any solicitation or offer will only be made through separate materials filed with the U.S. Securities and Exchange Commission. Holders of Common Stock and other interested parties are urged to read these materials when and if they become available because they will contain important information. Holders of Common Stock will be able to obtain such documents (when and if available) free of charge at the Securities and Exchange Commission’s web site, www.sec.gov.

Item 5. Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated in its entirety to read as follows:

(a)	As of the date of this filing, the Reporting Persons beneficially own 1,373,820 shares of Common Stock, or approximately 10.6% of the outstanding Common Stock (calculated based on information included in the Form 10-Q filed by the Corporation for the calendar quarter ended June 30, 2017, which reported that 12,949,525 shares of Common Stock were outstanding as of July 31, 2017).

SCHEDULE 13D

CUSIP No. 412324303	Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 2, 2017

PRIVET FUND LP

By: Privet Fund Management LLC,
Its General Partner

By:	/s/ Ryan Levenson
Name: Ryan Levenson
Its: Managing Member

PRIVET FUND MANAGEMENT LLC

By:	/s/ Ryan Levenson
Name: Ryan Levenson
Its: Managing Member

/s/ Ryan Levenson
Ryan Levenson